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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 5
                                       to
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                       and

                                 AMENDMENT NO. 6
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        VERTEX COMMUNICATIONS CORPORATION
                            (Name of Subject Company)

                         SIGNAL ACQUISITION CORPORATION
                       TRIPOINT GLOBAL COMMUNICATIONS INC.
                                 TBG HOLDINGS NV
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                   925320-10-3
                      (CUSIP Number of Class of Securities)

                               STEPHEN GREEN, ESQ.
                       TRIPOINT GLOBAL COMMUNICATIONS INC.
                          565 FIFTH AVENUE, 17TH FLOOR
                               NEW YORK, NY 10017
                                 (212) 850-8500
            (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of the Bidders)

                                   Copies to:
                               FAIZA J. SAEED, ESQ
                             CRAVATH, SWAINE & MOORE
                                 WORLDWIDE PLAZA
                                825 EIGHTH AVENUE
                               NEW YORK, NY 10019
                            TELEPHONE: (212) 474-1454

                                 Final Amendment




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          This statement amends and supplements the combined Tender Offer
Statement on Schedule 14D-1, as amended by Amendments No. 1, 2, 3 and 4 thereto, and Statement on Schedule 13D, as amended by Amendments No. 1, 2, 3, 4 and 5 thereto, originally filed with the Securities and Exchange Commission on November 18, 1999 (collectively and as amended, the "Schedule 14D-1 & Schedule 13D"), filed by Signal Acquisition Corporation, a Texas corporation (the "Purchaser") and a wholly owned subsidiary of TriPoint Global Communications Inc., a Delaware corporation ("Parent"), which is an 80% indirect subsidiary of TBG Holdings NV, a Netherlands Antilles corporation ("TBG Holdings"), in connection with the offer to purchase all the outstanding shares of Common Stock, par value $.10 per share (the "Shares"), of Vertex Communications Corporation, a Texas corporation (the "Company"), at $22 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 18, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1 & Schedule 13D.

Item 10.  Additional Information.

          Items 10(b) and 10(c) of the Schedule 14D-1 & Schedule 13D are hereby amended and supplemented by adding the following language thereto:

                  On February 4, 2000, Parent and the Company issued a press release, a copy of which is attached hereto as Exhibit (a)(13) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

          Item 11 is hereby amended and supplemented by adding the following:

         (a)(13) Text of Press Release dated February 4, 2000, issued by Parent and the Company.


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                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2000

                                        SIGNAL ACQUISITION CORPORATION,

                                        By: /s/ Jack Haegele
                                        -----------------------------------
                                        Name:  Jack Haegele
                                        Title: Chief Executive Officer


                                        TRIPOINT GLOBAL COMMUNICATIONS INC.,

                                        By: /s/ Jack Haegele
                                        -----------------------------------
                                        Name:  Jack Haegele
                                        Title: Chief Executive Officer


                                        TBG HOLDINGS NV,

                                        By: /s/ Peter H. Frank
                                        -----------------------------------
                                        Name:  Peter H. Frank
                                        Title: Senior Vice President
                                                  and Corporate Secretary


                                        By: /s/ Michael von Staudt
                                        -----------------------------------
                                        Name:  Michael von Staudt
                                        Title: Executive Vice President


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                            EXHIBIT INDEX

Exhibit
Number                      Exhibit Name                                Page No.
-------                     ------------                                --------
*(a)(1)     Offer to Purchase.
*(a)(2)     Letter of Transmittal.
*(a)(3)     Notice Of Guaranteed Delivery.

*(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees.

*(a)(5)     Letter to Clients for use by Brokers, Dealers,
            Commercial Banks, Trust Companies and Other Nominees.

*(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(7) Text of Press Release dated November 12, 1999, issued by Parent and the Company.

*(a)(8)     Summary Advertisement.

*(a)(9) Text of Press Release dated December 1, 1999, issued by Parent and the Company.

*(a)(10) Text of Press Release dated December 16, 1999, issued by Parent and the Company.

*(a)(11) Text of Press Release dated January 14, 2000, issued by Parent and the Company.

*(a)(12) Text of Press Release dated January 28, 2000, issued by Parent and the Company.

 (a)(13) Text of Press Release dated February 4, 2000, issued by Parent and the Company.

*(b) Credit Facility dated June 25, 1998, among Parent (under its former name, Prodelin Holding Corporation), certain of its subsidiaries, First Union National Bank and certain other financial institutions.

*(c)(1)     Agreement and Plan of Merger dated as of November 11,
            1999, among the Purchaser, Parent and the Company.

*(c)(2) Company Shareholder Agreement dated as of November 11, 1999, among the Purchaser, Parent and certain shareholders of the Company.

*(c)(3) Confidentiality Agreement dated September 28, 1999, between Parent and the Company.

(d)         None.
(e)         Not applicable.
(f)         None.

--------------------
*Previously filed.


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                                                                 Exhibit (a)(13)
                                                                February 4, 2000

                       TriPoint Global Communications Inc.
                      and Vertex Communications Corporation
                 Announce Early Termination of Hart-Scott-Rodino
             Antitrust Waiting Period and Completion of Tender Offer

          Gastonia, NC, and Kilgore, TX--TriPoint Global Communications Inc. was granted early termination today of the waiting period under the Hart-Scott-Rodino Act relating to its tender offer for all outstanding shares of Vertex Communications Corporation (NYSE--VTX) at $22 per share. The tender offer expired today at 5:00 P.M., New York City time. TriPoint Global has accepted for payment 5,492,791 Vertex shares, representing approximately 94.8% of the outstanding Vertex shares on a fully diluted basis.

          TriPoint Global intends to promptly merge Signal Acquisition Corporation, a wholly owned subsidiary of TriPoint Global, with and into Vertex pursuant to the Texas short-form merger provisions. As a result of the merger, Vertex will become a direct, wholly owned subsidiary of TriPoint Global and each remaining outstanding Vertex share will be converted, subject to dissent rights, into the right to receive $22 in cash, without interest.


For more information call:
E. Scott Wood
TriPoint Global Communications Inc.
at 770/689-2059

J. Rex Vardeman, President and Chief Executive Officer or
James D. Carter, Chief Financial Officer
Vertex Communications Corporation
at 903/984-0555

TriPoint Global Communications
609 South New Hope Road, Suite 200, Gastonia, NC 28054 704-854-8368, Fax 704-866-4731 www.tripointglobal.com